Exhibit 99.1

Press Release

HUTCHMED Announces NDA Acceptance in China with Priority Review Status and Breakthrough Designation for Sovleplenib for the Treatment of Warm Antibody Autoimmune Hemolytic Anemia

Hong Kong, Shanghai & Florham Park, NJ —  Wednesday, April 29, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that the New Drug Application (“NDA”) for sovleplenib for the treatment of adult patients with warm antibody autoimmune hemolytic anemia (“wAIHA”) who have had an insufficient response to at least one previous glucocorticoid treatment has been accepted for review and granted priority review by the China National Medical Products Administration (“NMPA”). Sovleplenib is a novel, selective, oral inhibitor targeting spleen tyrosine kinase (“Syk”), being developed for the treatment of immune diseases and hematological malignancies.

Autoimmune hemolytic anemia (“AIHA”) is an autoimmune disorder characterized by the destruction of red blood cells (“RBCs”) due to the production of antibodies against RBC. The incidence of AIHA is estimated to be 0.8-3.0/100,000 adults per year with an estimated prevalence of 17 per 100,000 adults and a death rate of 8-11%.1,2 wAIHA is the most common form of AIHA,3 accounting for about 75-80% of all adult AIHA cases.4

The NDA is supported by data from ESLIM-02, a randomized, double blind, placebo-controlled China Phase II/III study in adult patients with primary or secondary wAIHA who had relapsed or were refractory to at least one prior line of standard treatment. In January 2026, the Phase III part of the trial met its primary endpoint of durable hemoglobin (Hb) response rate within weeks 5 to 24 of treatment. The Phase III results will be presented at the upcoming European Hematology Association (EHA) Congress 2026.

Results from the Phase II part of the study published in The Lancet Haematology in January 2025 demonstrated encouraging hemoglobin benefit compared with placebo, with overall response rate of 43.8% vs 0% in the first 8 weeks, and overall response rate of 66.7% during the 24 weeks of sovleplenib treatment (including patients that crossed over from placebo) with a favorable safety profile.5 Additional details of the study may be found at clinicaltrials.gov, using identifier NCT05535933.

Mr Johnny Cheng, Acting Chief Executive Officer and Chief Financial Officer of HUTCHMED, said, “We are pleased to have submitted the NDA for sovleplenib in wAIHA, securing both Priority Review and Breakthrough Therapy Designation from the NMPA. This marks the second indication for which we have submitted an NDA for sovleplenib and underscores its broad potential as a novel oral Syk inhibitor. We look forward to providing this much-needed option for wAIHA patients with few treatment alternatives, while strengthening our hematology portfolio with this valuable new indication."

The NMPA granted Breakthrough Therapy Designation to sovleplenib for the treatment of wAIHA in March 2026, as a potential new treatment for a serious condition for which there are no effective treatment options, and where clinical evidence demonstrates significant advantages over existing therapies.

About Sovleplenib and wAIHA

Sovleplenib is a novel, investigational, selective small molecule inhibitor for oral administration targeting Syk. Syk is a major component in B-cell receptor and Fc receptor signaling and is an established target for the treatment of multiple subtypes of B-cell lymphomas and autoimmune disorders.

The accelerated clearance of antibody-coated RBCs by immunoglobulin Fc-gamma receptor (FcγR) bearing macrophages is thought to be the pathogenic mechanism in wAIHA.6 Activated Syk mediates downstream signaling of the activated Fc receptors in phagocytic cells, resulting in phagocytosis of RBCs.7 In addition, activation of Syk through the B-cell receptor mediates activation and differentiation of B-lymphocytes into antibody secreting plasma cells.8 Inhibition of Syk may have potential effects in the treatment of wAIHA through inhibition of phagocytosis and reduction of antibody production.

In addition to wAIHA, sovleplenib is also being studied in immune thrombocytopenia (“ITP”). Positive results from ESLIM-01 (NCT05029635), a Phase III trial in China of sovleplenib in patients with primary ITP, have been published in The Lancet Haematology. The NMPA accepted for review the resubmitted NDA filing for the treatment of ITP and granted it priority review in February 2026. According to IQVIA, China has 430,000 existing patients with 41,000 new ITP patients each year. About half of ITP patients fail to have satisfactory results from currently approved treatments such as TPO (thrombopoietin) /TPO-RAs (thrombopoietin receptor agonists).

HUTCHMED currently retains all rights to sovleplenib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the review of a NDA for sovleplenib for the treatment of wAIHA with the NMPA and the timing of such review, therapeutic potential of sovleplenib for the treatment of wAIHA and the further development of sovleplenib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of sovleplenib for the treatment of wAIHA or other indications in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of sovleplenib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for sovleplenib and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
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Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
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Cavendish	Joint Broker
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Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000

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REFERENCES

1 Eaton WW, Rose NR, Kalaydjian A, Pedersen MG, Mortensen PB. Epidemiology of autoimmune diseases in Denmark. J Autoimmun. 2007; 29 (1):1-9. doi: 10.1016/j.jaut.2007.05.002.

2 Roumier M, Loustau V, Guillaud C, et al. Characteristics and outcome of warm autoimmune hemolytic anemia in adults: new insights based on a single-center experience with 60 patients. Am J Hematol. 2014; 89 (9):E150-5. doi: 10.1002/ajh.23767.

3 Cotran Ramzi S, Kumar Vinay, Fausto Nelson, Nelso Fausto, Robbins Stanley L, Abbas Abul K. Robbins and Cotran pathologic basis of disease. St. Louis, Mo: Elsevier Saunders; 2005. p. 637.

4 Gehrs BC, Friedberg RC. Autoimmune haemolytic anemia. Am J Hematol. 2002; 69:258–271. doi: 10.1002/ajh.10062.

5 Zhao X, Sun J, Zhang Z, et al. Sovleplenib in patients with primary or secondary warm autoimmune haemolytic anaemia: results from phase 2 of a randomised, double-blind, placebo-controlled, phase 2/3 study. Lancet Haematol. 2025;12(2):e97-e108. doi:10.1016/S2352-3026(24)00344-2

6 Barros MM, Blajchman MA, Bordin JO. Warm autoimmune hemolytic anemia: recent progress in understanding the immunobiology and the treatment. Transfus Med Rev. 2010; 24(3):195‐210. doi: 10.1016/j.tmrv.2010.03.002.

7 Barcellini W, Fattizzo B, Zaninoni A. Current and emerging treatment options for autoimmune hemolytic anemia. Expert Rev Clin Immunol. 2018; 14(10):857‐872. doi: 10.1080/1744666x.2018.1521722.

8 Davidzohn N, Biram A, Stoler‐Barak L, Grenov A, Dassa B, Shulman Z. SYK degradation restrains plasma cell formation and promotes zonal transitions in germinal centers. J Exp Med. 2020; 217(3):e20191043. doi: 10.1084/jem.20191043.